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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)

                             ILLINOIS POWER COMPANY

                           (Name of Subject Company)

                        ILLINOIS POWER COMPANY (ISSUER)
                         ILLINOVA CORPORATION (OFFEROR)
                             DYNEGY INC. (OFFEROR)
                           (Names of Filing Persons)

        4.08% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP
                                NO. 452092-20-8
        4.20% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP
                                NO. 452092-30-7
        4.26% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP
                                NO. 452092-40-6
        4.42% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP
                                NO. 452092-50-5
        4.70% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP
                                NO. 452092-60-4
        7.75% CUMULATIVE PREFERRED STOCK, PAR VALUE $50 PER SHARE, CUSIP
                                NO. 452092-79-4

      (Title of Class of Securities) (CUSIP Number of Class of Securities)

                              KENNETH E. RANDOLPH
                                  DYNEGY INC.
                           1000 LOUISIANA, SUITE 5800
                              HOUSTON, TEXAS 77002
                                 (713) 507-6400
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                WITH A COPY TO:

                                JULIEN R. SMYTHE
                                 MARK S. CROFT
                   AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                        711 LOUISIANA, SUITE 1900--SOUTH
                              HOUSTON, TEXAS 77002
                                 (713) 220-5800
                              FAX: (713) 236-0822

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE
                        $37,046,426                                                    $7,409

* Fee paid previously. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction value. The transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each series of preferred stock listed above pursuant to the tender offer described in the Offer to Purchase and Consent Statement filed as Exhibit (a)(1)(i) hereto. The purchase price for the outstanding shares is $37,046,426.

/X/  Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $7,409                 Filing          Illinois Power Company (Issuer), Illinova
                                                  Parties:        Corporation (Offeror) and Dynegy Inc. (Offeror)
Form or Registration No.:  Schedule TO            Date Filed:     October 22, 2001, February 25, 2002

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    /X/  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /
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                             INTRODUCTORY STATEMENT

    This Amendment 6 to Tender Offer Statement on Schedule TO (the "Schedule TO") is being filed with the Securities and Exchange Commission (the "Commission") by Illinois Power Company, an Illinois corporation ("IPC"), Illinova Corporation, an Illinois corporation ("Illinova"), and Dynegy Inc., an Illinois corporation ("Dynegy"), in connection with a tender offer (the "Tender Offer") by Illinova and Dynegy for any and all of IPC's outstanding cumulative preferred stock (the "Preferred Stock"). Terms not otherwise defined herein have the meanings ascribed to them in the Offer to Purchase and Consent Statement (the "Offer to Purchase") filed as Exhibit (a)(1)(i) to Tender Offer Statement on Schedule TO, filed with the Commission by IPC, Illinova and Dynegy on February 25, 2002.

    The information set forth in the Press Release, dated March 25, 2002, issued by Dynegy hereby is incorporated by reference in response to the items of this Schedule TO.

ITEM 11. ADDITIONAL INFORMATION

    Item 11 of the Schedule TO is hereby amended and supplemented to add the following information:

    Pursuant to the terms of the Offer to Purchase and related Letter of Transmittal and Consent, Dynegy is extending the expiration of the Tender Offer until 5:00 p.m., New York City time, on Tuesday, March 26, 2002, unless the Tender Offer is further extended. The Tender Offer was previously scheduled to expire at 12:00 midnight, New York City time, on Friday, March 22, 2002. All references to "12:00 midnight, New York City time, on Friday, March 22, 2002" as the "Expiration Date," or time of expiration of the Tender Offer, are hereby amended to refer to "5:00 p.m., New York City time, Tuesday, March 26, 2002."

    As of 12:00 midnight, New York City time, on Friday, March 22, 2002 the approximate number of shares for each series of the Preferred Stock tendered and not withdrawn was as follows:

SERIES                             CUSIP NO.    SHARES TENDERED
------                            -----------   ---------------
4.08% Cumulative Preferred        452092-20-8
Stock...........................                    132,911
4.20% Cumulative Preferred        452092-30-7
Stock...........................                     94,145
4.26% Cumulative Preferred        452092-40-6
Stock...........................                     70,362
4.42% Cumulative Preferred        452092-50-5
Stock...........................                     69,109
4.70% Cumulative Preferred        452092-60-4
Stock...........................                    107,528
7.75% Cumulative Preferred        452092-79-4
Stock...........................                    182,681

    On March 25, 2002, Dynegy issued a press release announcing the extension of the expiration of the Tender Offer until 5:00 p.m., New York City time, on Tuesday, March 26, 2002. The press release is contained in Exhibit (a)(1)(x) hereto, and the information set forth in the press release is hereby incorporated by reference.

ITEM 12. EXHIBITS

    Item 12 is hereby amended and supplemented to add thereto the following:

EXHIBIT
NUMBER                                          DESCRIPTION
-------                 ------------------------------------------------------------
(a)(1)(x)               Press Release issued by Dynegy Inc., dated March 25, 2002*

------------------------

*   Filed herewith.

                                       1
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to Schedule TO is true, complete and correct.

Dated: March 25, 2002                                  ILLLINOIS POWER COMPANY

                                                       By:           /s/ STEPHEN W. BERGSTROM
                                                            -----------------------------------------
                                                       Name: Stephen W. Bergstrom
                                                       Title: Chief Executive Officer

                                                       ILLINOVA CORPORATION

                                                       By:           /s/ STEPHEN W. BERGSTROM
                                                            -----------------------------------------
                                                       Name: Stephen W. Bergstrom
                                                       Title: Executive Vice President

                                                       DYNEGY INC.

                                                       By:           /s/ STEPHEN W. BERGSTROM
                                                            -----------------------------------------
                                                       Name: Stephen W. Bergstrom
                                                       Title: President and Chief Operating Officer

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                          DESCRIPTION
-------                 ------------------------------------------------------------
(a)(1)(x)               Press Release issued by Dynegy Inc., dated March 25, 2002*

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*   Filed herewith.

                                       3